SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2020

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Fixed Rate Series VII Notes in a principal amount of USD 33,717,500.00, due 2022.

Irsa Inversiones y Representaciones Sociedad Anónima (IRSA) informs that on October 21, 2020, will start the payment of the first installment of interests related to its Series VII Notes issued on July 21, 2020.

Payment Agent:	The Bank of New York Mellon
Date of effective payment:	October 21,2020
Number of service to be paid:	First installment of interests.
Period comprised by the payment:	July 21, 2020 / October 21, 2020
Concept of payment:	Interests (100%).
Payment Currency:	ARS (Argentine Pesos) at applicable exchange rate.
Capital Outstanding:	USD 33,717.500.00
Annual Nominal Interest:	4.00%
Amount of interest being paid:	USD 339,946.30

Interests will be paid to the people at whose name the Notes were registered as of October 20, 2020 in the registry held by the Register Agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

October 15, 2020	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets